Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$4,724	$6,510	$6,075	$4,922	$4,370	$5,009
Add: Interest expense	163	211	172	149	121	173
Add: Interest factor in rental expense	219	304	281	253	244	257

Total earnings	$5,106	$7,025	$6,528	$5,324	$4,735	$5,439

Fixed charges:
Interest expense	$163	$211	$172	$149	$121	$173
Interest capitalized	50	48	32	25	25	25
Interest factor in rental expense	219	304	281	253	244	257

Total fixed charges	$432	$563	$485	$427	$390	$455

Ratio of earnings to fixed charges	11.8	12.5	13.5	12.5	12.1	12.0